Rocky Mountain High Brands, Inc.

9101 LBJ Freeway, Suite 200

Dallas, TX 75243

June 10, 2016

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Request to Withdraw

Registration Statement on Form 10

Filed April 14, 2016, as amended May 26, 2016

File No. 000-55609

Dear Mr. Reynolds:

Rocky Mountain High Brands, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form 10, originally filed on April 14, 2016, as amended May 26, 2016 (the “Registration Statement”). The Company requests the withdrawal of the Registration Statement prior to its effectiveness due to certain remaining inadequacies in its disclosures in the Registration Statement, as indicated by the pending comments of the Commission thereto. The Registration Statement has not become effective as of the date of this withdrawal request.

If you have any questions with respect to this matter, please call counsel for the Company, Mr. Joe Laxague at (775) 234-5221. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Michael Welch

Michael Welch, CEO